Exhibit to Accompany
Item 77J
Form N-SAR
Devcap Shared Return Fund
the Fund


According to the provisions of Statement of Position
93 - 2 (SOP 93 - 2) Determination, Disclosure and
Financial Statement
Presentation of Income, Capital Gain and Return of
Capital Distributions by Investment Companies, the
Fund is required to
report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains).
Accordingly, at July 31, 2000, a
reclassification was made to increase accumulated net investment income by $152,895, increase accumulated net realized gain by $56,394 and reduce paid in capital by $209,289

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.